UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
		       WASHINGTON, D.C.  20549

			      SCHEDULE 13D

	       Under the Securities Exchange Act of 1934
			    (Amendment No. 1)

		       Signal Apparel Company, Inc.
			     (Name of Issuer)

		 Common Stock, Par Value $.01 Per Share
		     (Title of Class of Securities)

				 9460486
			     (CUSIP Number)

			      Kevin S. Penn
			    FS Signal, Inc.
			    499 Park Avenue
			New York, New York  10022
			      212-688-4010

	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

			    December 30, 1994
	  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "FILED" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

			   SCHEDULE 13D

CUSIP NO.  9460486                          PAGE ___  OF  ___  PAGES

	1.  NAME OF REPORTING PERSON
	    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	    FS SIGNAL ASSOCIATES, L.P.


	2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
						  (A)  [ ]
						  (B)  [X]

	3.  SEC USE ONLY

	4.  SOURCE OF FUNDS*  N/A

	5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

	6.  CITIZENSHIP OR PLACE OF ORGANIZATION
	    CONNECTICUT

  NUMBER OF     7.  SOLE VOTING POWER
  SHARES            3,715,983
BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY          0
    EACH        9.  SOLE DISPOSITIVE POWER
 REPORTING          3,715,983
  PERSON       10.  SHARED DISPOSITIVE POWER
   WITH             0

       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	    REPORTING PERSON
	    3,715,983

       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
	    (11) EXCLUDES CERTAIN SHARES*           [ ]

       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	    33.5%


       14.  TYPE OF REPORTING PERSON



		* SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIO

			   SCHEDULE 13D

CUSIP NO.  9460486                          PAGE ___  OF  ___  PAGES

	1.  NAME OF REPORTING PERSON
	    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	    FS SIGNAL ASSOCIATES II, L.P.


	2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
						  (A)  [ ]
						  (B)  [X]

	3.  SEC USE ONLY

	4.  SOURCE OF FUNDS*  N/A

	5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

	6.  CITIZENSHIP OR PLACE OF ORGANIZATION
	    CONNECTICUT

  NUMBER OF     7.  SOLE VOTING POWER
  SHARES            4,498,299
BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY          0
    EACH        9.  SOLE DISPOSITIVE POWER
 REPORTING          4,498,299
  PERSON       10.  SHARED DISPOSITIVE POWER
   WITH             0

       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	    REPORTING PERSON
	    4,498,299

       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
	    (11) EXCLUDES CERTAIN SHARES*           [ ]

       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	    32.9%


       14.  TYPE OF REPORTING PERSON
	    PN


		* SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIO

			   SCHEDULE 13D

CUSIP NO.  9460486                          PAGE ___  OF  ___  PAGES

	1.  NAME OF REPORTING PERSON
	    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	    FS SIGNAL, INC.


	2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
						  (A)  [ ]
						  (B)  [X]

	3.  SEC USE ONLY

	4.  SOURCE OF FUNDS*  N/A

	5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

	6.  CITIZENSHIP OR PLACE OF ORGANIZATION
	    DELAWARE

  NUMBER OF     7.  SOLE VOTING POWER
  SHARES            8,214,282
BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY          0
    EACH        9.  SOLE DISPOSITIVE POWER
 REPORTING          8,214,282
  PERSON       10.  SHARED DISPOSITIVE POWER
   WITH             0

       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	    REPORTING PERSON
	    8,214,282

       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
	    (11) EXCLUDES CERTAIN SHARES*           [ ]

       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	    57%


       14.  TYPE OF REPORTING PERSON
	    CO


		* SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIO

			   SCHEDULE 13D

CUSIP NO.  9460486                          PAGE ___  OF  ___  PAGES

	1.  NAME OF REPORTING PERSON
	    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	    KEVIN S. PENN


	2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
						  (A)  [ ]
						  (B)  [X]

	3.  SEC USE ONLY

	4.  SOURCE OF FUNDS*  N/A

	5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

	6.  CITIZENSHIP OR PLACE OF ORGANIZATION
	    UNITED STATES

  NUMBER OF     7.  SOLE VOTING POWER
  SHARES            8,514,282
BENEFICIALLY    8.  SHARED VOTING POWER
  OWNED BY          0
    EACH        9.  SOLE DISPOSITIVE POWER
 REPORTING          8,514,282
  PERSON       10.  SHARED DISPOSITIVE POWER
   WITH             0

       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	    REPORTING PERSON
	    8,514,282

       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
	    (11) EXCLUDES CERTAIN SHARES*           [ ]

       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	    57.9%

       14.  TYPE OF REPORTING PERSON



		* SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIO

ITEM 1. SECURITY AND ISSUER

	This Statement on Schedule 13D (the "STATEMENT") relates to the Common Stock, par value $.01 per share (the "COMMON STOCK"), of Signal Apparel Company, Inc., an Indiana corporation (the
"ISSUER"), the principal executive offices of which are located at 537 Market Street, Suite 403, Chattanooga, Tennessee 37402.


ITEM 2. IDENTITY AND BACKGROUND

	(a) The Reporting Persons are jointly filing this Statement, although there is no formal agreement of arrangement among them to act as a "GROUP"; nevertheless, they may be deemed to be a group.
This Statement is being filed by FS Signal Associates, L.P.; FS
Signal Associates II, L.P.; FS Signal, Inc.; and Kevin S. Penn.

	(b-c)

		FS SIGNAL ASSOCIATES, L.P.

		FS Signal Associates, L.P. is a Connecticut limited partnership ("FS SIGNAL"). Its principal office is located at c/o Kenneth Musen, 157 Church Street, Box 426, New Haven, Connecticut
06502. FS Signal, Inc. is the general partner of FS Signal.

		FS SIGNAL ASSOCIATES II, L.P.

		FS Signal Associates II, L.P. is a Connecticut limited partnership ("FS SIGNAL II"). Its principal office is located at c/o Kenneth Musen, 157 Church Street, Box 426, New Haven,
Connecticut 06502. FS Signal, Inc. is the general partner of FS
Signal II.

		FS SIGNAL, INC.

		FS Signal, Inc. ("FSSI") is a Delaware corporation. Its principal office is at 499 Park Avenue, New York, New York 10022.
FSSI is the general partner of both FS Signal and FS Signal II.
Kevin S. Penn is the President of FSSI.

		KEVIN S. PENN

		Kevin S. Penn ("PENN") is an individual whose business address is c/o First Spring Corporation, 499 Park Avenue, New York, New York 10022. He is President and a director of FSSI.

		RICHARD SAUER

		Richard Sauer is an individual whose business address is c/o First Spring Corporation, 499 Park Avenue, New York, New York
10022.  He is Vice-President and a director of FSSI.

	(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

	(f) Each of the natural persons identified in this Statement on Schedule 13D is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	No consideration was given for the acquisition of the securities enumerated herein. Previous to December 30, 1994, FS Signal Associates I, a Connecticut general partnership, FS Signal Associates II, a Connecticut general partnership, and Mr. Guido Goldman, who was managing general partner of both general partnerships, collectively, beneficially owned 8,264,282 shares of Common Stock. On December 30, 1994, Mr. Goldman relinquished and renounced his entire interest in FS Signal Associates I and FS Signal Associates II.

	Subsequent to the aforementioned actions on December 30, 1994, the former partners of FS Signal Associates I and FS Signal, Inc. executed an agreement to reform FS Signal Associates I as a limited partnership to be known as FS Signal Associates, L.P., with FS
Signal, Inc. as the general partner. Similarly, on December 30, 1994 the former partners of FS Signal Associates II and FS Signal, Inc. executed an agreement to reform FS Signal Associates II as a limited partnership to be known as FS Signal Associates II, L.P., with FS Signal, Inc. as the general partner. Accordingly, all Common Stock deemed to have been beneficially owned by FS Signal Associates I and FS Signal Associates II, may now be deemed to be beneficially owned by the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION.

	As described in Item 3, the acquisition described herein was made solely for purposes of changing the forms of entity of both FS Signal Associates I and FS Signal Associates II from general partnerships to limited partnerships. The Reporting Persons do not have any present plans or proposals that relate to or would result in the following: the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present
Board or management of the Issuer; any other material change in the Issuer's business or corporate structure or its present capitalization or dividend policy; changes in the Issuer's charter or by-laws or other actions that might impede the acquisition of control of the Issuer or cause it to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or any other similar action.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

		(a) As of the date hereof, the Reporting Persons (if deemed a group) would be deemed to be the beneficial owners of an aggregate of 8,514,282 shares of Common Stock<F1>, constituting approximately 57.9% of the 14,711,576 shares of Common Stock outstanding, based on the September 30, 1994 Form 10-Q (the "SEPTEMBER 10-Q"), and the Form 8-K dated November
	22, 1994 (the "FORM 8-K")<F2>.

		As of the date hereof, FS Signal may be deemed to be the beneficial owner of 3,715,983 shares of Common Stock<F3>, constituting approximately 33.5% of the 11,099,076 shares of Common Stock outstanding, based on the September 10-Q and Form 8-K<F4>.

		As of the date hereof, Penn, as President of FSSI, may be deemed to be the beneficial owner of 8,514,282 shares of Common Stock<F5>, constituting approximately 57.8% of the

	<F1>    Such 8,514,282 shares of Common Stock consist of (i)
2,980,983 shares of Common Stock directly owned by FS Signal; (ii) 735,000 shares of Common Stock issuable upon exercise of warrants held by FS Signal; (iii) 1,185,799 shares of Common Stock directly owned by FS Signal II; (iv) 3,312,500 shares of Common Stock issuable upon exercise of warrants held by FS Signal II; and (v) 300,000 shares of Common Stock issuable upon exercise of warrants held by Penn. FS Signal, FS Signal II, and Penn disclaim beneficial ownership of the other Reporting Persons' shares and such other Reporting Persons disclaim beneficial ownership of their shares.

	<F2>    4,347,500 shares of Common Stock are added to the
10,364,076 shares of Common Stock reported as outstanding in the September 10-Q and Form 8-K in order to reflect the assumed exercise of all warrants held by FS Signal and FS Signal II.

	<F3>    Such 3,715,983 shares of Common Stock consist of the
2,980,983 shares of Common Stock and 735,000 warrants directly owned by FS Signal.

	<F4>    735,000 shares are added to the number of shares of
Common Stock reported as outstanding in the September 10-Q and Form 8-K in order to reflect the exercise of all warrants owned by FS
Signal, all of which are exercisable within 60 days.

	<F5>    Such 8,514,282 shares of Common Stock consist of (i)
2,980,983 shares of Common Stock directly owned by FS Signal; (ii) 735,000 shares of Common Stock issuable upon exercise of warrants held by FS Signal; (iii) 1,185,799 shares of Common Stock directly owned by FS Signal II; (iv) 3,312,500 shares of Common Stock issuable upon exercise of warrants held by FS Signal II; and (v) 300,000 shares of Common Stock issuable upon exercise of warrants held by Penn. FS Signal, FS Signal II, and Penn disclaim beneficial ownership of the other Reporting Persons' shares and such other Reporting Persons disclaim beneficial ownership of their shares.

	14,711,576 shares of Common Stock outstanding, based on the September 10-Q and the Form 8-K<F6>.

		As of the date hereof, FS Signal II may be deemed to be the beneficial owner of 4,498,299 shares of Common Stock<F7>, constituting approximately 32.9% of the 13,676,576 shares of Common Stock outstanding, based upon the September 10-Q<F8>.

		As of the date hereof, FSSI may be deemed to be the beneficial owner of 8,214,282 shares of Common Stock<F9>, constituting approximately 57% of the 14,411,576 shares outstanding based on the September 10-Q and Form 8-K.<F10>

	<F6>    4,347,500 shares of Common Stock are added to the
10,364,076 shares of Common Stock reported as outstanding in the September 10-Q and Form 8-K in order to reflect the assumed exercise of all warrants held by FS Signal and FS Signal II.

	<F7>    Such 4,498,299 shares of Common Stock consists of (i)
1,185,799 shares of Common Stock directly owned by FS Signal II and
(ii) the 3,312,500 warrants owned by FS Signal II.

	<F8>    3,312,500 shares are added to the number of shares of
Common Stock reported as outstanding the September 10-Q and Form 8-
K in order to reflect the assumed exercise of warrants held by FS Signal II, all of which warrants are exercisable within 60 days.

	<F9>    Such 8,214,282 shares of Common Stock consist of (I)
the shares of Common Stock beneficially owned by FS Signal as set forth in Footnote 1 above, which may be deemed to be beneficially owned by FSSI, as the general partner of FS Signal and (ii) the shares of Common Stock beneficially owned by FS Signal II as set forth in Footnote 1 above, which may be deemed to be beneficially owned by FSSI as the general partner of FS Signal II.

	<F10>   4,047,500 shares of Common Stock are added to the
10,364,076 shares of Common Stock reported as outstanding in the September 10-Q and Form 8-K in order to reflect the assumed exercise of all warrants held by FS Signal and FS Signal II.

		(b) FS Signal has the sole power to vote and dispose of the 2,980,983 shares of Common Stock owned by it directly and the 735,000 warrants it owns upon exercise thereof, which power is exercisable by FSSI as general partner. Penn is the President of FSSI, and holds the investment and voting power over any portfolio securities beneficially held by FSSI.

		FS Signal II has the sole power to vote and dispose of the 1,185,799 shares of Common Stock owned by it directly and the 3,312,500 warrants it owns upon exercise thereof, which power is exercisable by FS Signal, Inc. as general partner. Penn is the President of FS Signal, Inc. and holds the investment and voting power over any portfolio securities beneficially held by FSSI.

		Penn has the sole power to vote and dispose of the warrants to purchase 300,000 shares of Common Stock directly owned by him.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
	WITH RESPECT TO SECURITIES OF THE ISSUER.

	Except as set forth in Item 3 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to, any agreements concerning (i) transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies, except that there is an understanding by and among FSSI and the limited partners of both FS Signal and FS Signal II that Penn shall have and exercise sole voting and investment power over the portfolios of FS Signal and FS Signal II.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

	None.

SIGNATURE

	After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.



 /s/ Kevin S. Penn
Kevin S. Penn, individually


Date: May 4, 1995


FS SIGNAL ASSOCIATES, L.P.


 /s/ Kevin S. Penn, President
Kevin S. Penn, President FS Signal, Inc.
general partner of FS Signal Associates, L.P.



FS SIGNAL ASSOCIATES II, L.P.


 /s/ Kevin S. Penn, President
Kevin S. Penn, President FS Signal, Inc.
general partner of FS Signal Associates II, L.P.



FS SIGNAL, INC.


 /s/ Kevin S. Penn, President
Kevin S. Penn, President